18010021

SEC Mail Processing

OCT 22 2018

Washington, DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing

OCT 22 2018

Washington, DC

SEC FILE NUMBER
8-29005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/2017 (MM/DD/YY) AND ENDING 01/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BATES SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8437 NORTHERN AVENUE
(No. and Street)

ROCKFORD	IL	61107
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GEORGE E BATES — 815-332-4020
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Shedjama, Inc. - dba Edward Opperman, CPA
(Name – *if individual, state last, first, middle name*)

1901 Kossuth Street	Lafayette	Indiana	47905
(Address)	(City)	(State)	(Zip Code)

RECEIVED
2018 OCT 22 AM 10:44
SEC / TM

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, GEORGE E BATES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BATES SECURITIES, INC., as of JANUARY 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, GEORGE E BATES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BATES SECURITIES, INC., as of JANUARY 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JENNIFER CHARLES
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
November 21, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BATES SECURITIES, INC.

TABLE OF CONTENTS

BATES SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF JANUARY 31, 2018

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	32,751
Commissions receivable		4,555
Marketable securities, at fair value		33,960
TOTAL CURRENT ASSETS		71,266
OTHER ASSETS		
Furniture and equipment		13,482
less accumulated depreciation		(13,482)
Due from Affiliate		119,666
Total Other Assets		119,666
TOTAL ASSETS	$	190,932

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accrued and withheld payroll taxes	$	14,525
Accrued income tax		2,926
TOTAL LIABILITIES		17,451
STOCKHOLDERS' EQUITY		
Common stock, no par value, $10 per share, 360 share issued and outstanding		3,600
Additional paid-in capital		18,100
Retained earnings		151,781
TOTAL STOCKHOLDERS' EQUITY		173,481
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	190,932

BATES SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED JANUARY 31, 2018

REVENUE		
Commissions revenue	$	1,031,790
Investment income, net		47
Unrealized gains		6,473
Miscellaneous		2,841
TOTAL REVENUE		1,041,151
EXPENSES		
Employee compensation and benefits		290,563
Fees and reimbursements of expenses to affiliates		696,370
Payroll taxes		6,304
Bank Fees		291
Insurance		500
Professional fees		12,725
Regulatory fees		21,537
TOTAL EXPENSES		1,028,290
Provision for Income Tax		2,926
NET INCOME	$	9,935

BATES SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED JANUARY 31, 2018

	Common Stock	Additional Paid In Capital	Retained Earnings	Total
BALANCE AT THE BEGINNING OF THE YEAR	$ 3,600	$ 18,100	$ 141,846	$ 163,546
Net Income	-	-	9,935	9,935
Unrealized gain on marketable securities	-	-	-	-
Dividends	-	-	-	-
BALANCE AT THE END OF THE YEAR	$ 3,600	$ 18,100	$ 151,781	$ 173,481

BATES SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JANUARY 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	9,935
Adjustments to reconcile net income to net cash provided by		
Operating activities:		
Unrealized gains on investments		-
Realized gains on investments		1,920
(Increase) decrease in operating assets:		
Commissions receivable		115,972
Accrued dividends		(8,390)
Due from Affiliate		(119,666)
Increase (decrease) in operating liabilities:		
Accrued payroll and payroll taxes		(29,321)
Accrued income taxes		2,926
Due to affiliates		(8,478)
Net Cash Provided by Operating Activities		(35,102)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net proceeds from sale of investments		-
Net Cash Used in Investing Activities		-
NET (DECREASE) IN CASH		(35,102)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		67,853
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	32,751

BATES SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR JANUARY 31, 2018

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations— Bates Securities, Inc. (the Firm) is an Illinois Corporation registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Firm introduces and forward, as a broker, all security transations and accounts to David A. Noyes & Company and Hilltop Securities, Inc., or other qualified investment companies, which carry such accounts on a fully disclosed basis. Commission receivable consist of amounts due from David A. Noyes & Company and Hilltop Securities, Inc. and other companies for whom the Firm has sold annuities or mutual funds. Accordingly, the Firm operates under the exemptive provision of the SEC Rule 15c3-3(k)(2)(i).

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents at January 31, 2018.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, balances in these accounts may be exceed FDIC insured limits.

e. Commissions Receivable— Commissions Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm considers all commissions receivable to be fully collectible. Uncollectible accounts receivable are charged directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America. Management believes an allowance is unnecessary. Commissions receivable are written-off when collection efforts have been exhausted.

f. Advertising—The Firm's advertising costs are expensed as incurred. There were no advertising costs incurred during the year.

g. Property and Equipment—Property and equipment are state at cost. Depreciation is computed primarily using an accelerated method 200% declining balance method over the estimated useful lives of the assets, which range from 5-7 years. Depreciation expense totaled $0 for the year ended January 31, 2018 due to being fully depreciated.

   Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, any related gain or loss is reflected in income for the period.

h. Deferred Income Tax—Deferred income taxes result from the use of the accrual method of financial reporting purposes and the cash basis for tax purposes.

i. Recognition of revenue—All securities and annuity transactions and related revenue and expenses are recorded on a trade-date basis.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

j. Investment in Debt and Marketable Equity Securities—The Firm has an investment in a marketable equity security that is listed and traded on a national exchange. The Firm's investment in marketable equity securities has been classified as available-for-sale and is stated at fair value. Unrealized holding gains and losses are reported in other comprehensive income. Dividends on marketable equity securities are recognized in income when declared. Realized gains and losses, including losses from declines in value of specific securities determined by management to be other-than-temporary, are included in income. Realized gains and losses are determined on the basis of average cost of securities sold.

NOTE 2: COMMISSION RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Receivables from brokers represent commissions due and accrued to the Firm from their correspondents. The payable to brokers are commissions due to the brokers. At January 31, 2018, there were commission receivables of $4,555. There were $14,236 of accrued commission payables at January 31, 2018.

NOTE 3: TRANSACTIONS WITH AFFILIATED ENTITIES

The firm has an operating agreement with an affiliated company. The agreement provides for the affiliated company to pay a substantial portion of the Firm's operating expenses in exchange for a fee equal to 99 percent of revenue received after commissions and certain other expenses are paid. This fee totaled $696,370 for the year ended January 31, 2018 and is included on the statement of income under the caption, fees and reimbursement of expenses to affiliates.

NOTE 4: EXEMPTION UNDER RULE 15c3-3

The Firm is exemption from Rule 15C3-3 under paragraph (k)(2)(i). The Firm does not carry customer margin accounts and promptly transmits all customer funds and securities received in connection with its activities as a broker dealer. The Firm promptly transmits all customer funds and securities to David A. Noyes & Company and Hilltop Securities, Inc. The Firm does not hold funds or securities for, or owe money or securities to customers.

NOTE 5: INCOME TAX EXPENSE AND ACCOUNTING FOR UNCERTAINITY IN INCOME TAXES

The Firm files federal and Illinois tax returns. The firm's federal and state income tax returns for 2014 through 2017 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

Deferred taxes have been offset by a net operating loss carryforward and will be reinstated when net operating loss carryforward has been utilized.

Accounting principles generally accepted in the United State of America require the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

NOTE 5: INCOME TAX EXPENSE AND ACCOUNTING FOR UNCERTAINITY IN INCOME TAXES (CONTINUED)

The Firm's policy is to recognize penalties and interest as incurred in its Statement of Income, there were none for the year ended January 31, 2018.

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation Number 48 (FIN 48), Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 (SFAS 109). The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. The Firm has elected to defer the adoption of FIN 48 as allowed in FASB Staff Position (FSP-48-3) issued December 30, 2008. The adoption of this standard is not currently anticipated to have a material impact on the Firm's financial position, results of operations, or cash flows; however, the effect on future financial statements of this pronouncement cannot be determined at this time. Management will continue to evaluate any uncertain tax positions, if any, during the deferral period.

NOTE 6: FAIR VALUE MEASUREMENTS

Accounting Standards Codification (ASC) 820 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. Fair value if defined as the exchange price that would be received for an asset or paid to transfer a liability (or exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Firm. Unobservable inputs are inputs that reflect the Firm's assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances.

The fair value hierarchy input levels are as follows:

- Level 1 - Quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.

- Level 2 - Observable inputs other than quoted market prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, or quoted market prices for identical or similar assets or liabilities in markets that are not active.

- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. At January 31, 2018, the Firm did not have any Level 2 or 3 inputs.

As of January 31, 2018, the Firm held certain financial assets that are required to be measured at fair value on a recurring basis. These marketable equity securities are valued at a Level 1 fair value of $33,960. These marketable equity securities have an original cost of $33,302 resulting in an accumulated unrealized loss of $658.

NOTE 7: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. At January 31, 2018, net capital as defined by the rules, equaled $48,677, which was $43,677 in excess of its required net capital of $5,000 and its aggregate indebtedness was $17,451. The Firm's ratio of aggregated indebtedness to net capital was 35.85%.

NOTE 8: POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3

Information relating to possession or control requirements is not applicable to the Firm as the Firm qualified for exemption under Rule 15c3-3 (k) (2) (i).

NOTE 9: FILING REQUIREMENTS

There were no liabilities subordinated to claims of creditors during the year ended January 31, 2018. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

NOTE 10: CLEARING AGREEMENT

The Firm is an introducing broker, and clears all transactions for customer through a money market account with American Funds and First Clearing Corporation. The Firm promptly transmits all customer funds and securities to such accounts. As of January 31, 2017, the Firm had no amounts or securities due to the account from unsettled trades.

NOTE 11: SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date which the report of the independent registered account firm was available to be issued.

BATES SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS
AS OF JANUARY 31, 2018

COMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition	$	173,481
less nonallowable assets from Statement of Financial Condition		(119,666)
Net capital before haircuts on securities positions		53,815
Haircuts on securities		(5,138)
Net Capital	$	48,677
Aggregate Indebtedness	$	17,451
Net capital required based on aggregate indebtedness (6-2/3%)		1,164

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum dollar net capital requirement of reporting broker or dealer		5,000
Excess Net Capital	$	43,677

COMPUTATION OF AGGREGATE INDEBTEDNESS

(A) - 10% of total aggreate indebteness		1,745
(B) - 120% of minimum net capital requirement		6,000
Net Capital less the greater of (A) or (B)	$	42,677
Percentage of Aggregate Indebtedness to Net Capital		35.85%

NET CAPITAL RECONCILIATION PURSUATN TO RULE 17A-5(D)(4)

Net Capital as filed on FOCUS report January 31, 2018	$	34,413
Adjustment to Commission Receivables		4,780
Adjustment to Accrued Expenses		7,500
Adjustment to Commission Payable		1,984
Net Capital as Adjusted	$	48,677

BATES SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

REQUIRED BY RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF JANUARY 31, 2018

The Firm is exemption from Rule 15C3-3 under paragraph (k)(2)(i). The Firm does not carry customer margin accounts and promptly transmits all customer funds and securities received in connection with its activities as a broker dealer. The Firm promptly transmits all customer funds and securities to David A. Noyes & Company and Hilltop Securities, Inc. The Firm does not hold funds or securities for, or owe money or securities to customers.

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL COMPUTATION

The Board of Directors
Bates Securities, Inc.

Reference: Reconciliation between the audited computation of net capital and the broker dealer's unaudited net capital computation as reported on the January 31, 2018 Part IIA filing.

Net Capital as filed on FOCUS report January 31, 2018	$ 34,413
Adjustment to Commission Receivables	4,780
Adjustment to Accrued Expenses	7,500
Adjustment to Commission Payable	1,984
Net Capital as Adjusted	$ 48,677

SHEDJAMA, INC
dba Edward Opperman, CPA
Lafayette, Indiana
March 13, 2018

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Board of Directors
Bates Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended January 31, 2018, which were agreed to by Bates Securities, Inc. and SIPC, Securities and Exchange Commission, and Financial Industry Regulatory Authority, Inc., solely to assist you and the other specified parties in evaluating Bates Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7. Bates Securities, Inc.'s management is responsible for Bates Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended January 31, 2018 with the amounts reported in Form SIPC-7 for the year ended January 31, 2018, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC
dba Edward Opperman, CPA
Lafayette, Indiana
March 13, 2018

BATES SECURITIES, INC.
BROKER DEALER EXEMPTION REPORT
SEC RULE 15C3-3
JANUARY 31, 2018

EDWARD OPPERMAN, CPA
CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNER IN SUCCESS"

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

EDWARD OPPERMAN • CPA • CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Bates Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers, in which Bates Securities, Inc., identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. §240.15c3-3: (1), and Bates Securities, Inc. stated that Bates Securities, Inc met the identified exemption provisions throughout the most recent fiscal year without exception. Bates Securities, Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sincerely,

SHEDJAMA, INC.
dba Edward Opperman, CPA
Lafayette, Indiana
March 13, 2018

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Of Bates Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bates Securities, Inc., as of January 31, 2018, the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material aspects, the financial position of Bates Securities, Inc. as of January 31, 2018 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United State of America.

Basis for Opinion

These financial statements are the responsibility of Bates Securities, Inc.'s management. Our responsibility is to express an opinion on Bates Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Bates Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedules of Computation of Net Capital Under SEC Rule 15c3-1 and the Reconciliation between Audited and Unaudited Net Capital Computation have been subjected to audit procedures performed in conjunction with the audit of Bates Securities, Inc.'s financial statements. The supplemental information is the responsibility of Bates Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules of Computation of Net Capital Under SEC Rule 15c3-1 and the Reconciliation between Audited and Unaudited Net Capital Computation are fairly stated, in all material respects, in relation to the financial statements as a whole.

SHEDJAMA, INC.
dba Edward Opperman, CPA

We have served as Bates Securities, Inc.'s auditor since 2018.

Lafayette, Indiana
March 13, 2018